

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 30 June 2006

082-03638

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.



06015168

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose a copy of the announcement dated 29 June 2006 issued by the Company in relation to the subscription of convertible note of Mei Ah Entertainment Group Limited by the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl

dlw 7/14

O:\Hanny 2006\Correspondence\Letter\092-US Sec-ann 29 Jun 06.doc

GENERAL

The Subscription constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, details of the Subscription Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 28th June, 2006 and trading in the Shares will remain suspended pending for the release of an announcement in relation to a possible issuance of convertible note by the Company.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Board"	board of the Directors
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreement
"Conversion Price"	the initial conversion price of HK$0.44 per Mei Ah Share (subject to adjustments pursuant to the terms of the Convertible Note)
"Convertible Note"	the Note with principal amount of HK$50 million to be subscribed by the Company pursuant to the Subscription Agreement
"Conversion Shares"	new Mei Ah Shares which would fall to be issued by Mei Ah upon the exercise of the conversion rights attached to the Notes (including the Convertible Note) at the then effective conversion price
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the day before the third anniversary date from Completion, or, if that is not a business day, the first business day thereafter
"Mei Ah"	Mei Ah Entertainment Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Mei Ah Group"	Mei Ah and its subsidiaries
"Mei Ah Share(s)"	fully paid ordinary share(s) of HK$0.1 each in the share capital of Mei Ah
"Notes"	the 4% convertible notes in the aggregate principal amount of HK$100 million (including the Convertible Note) proposed to be issued by Mei Ah, which entitle the holder(s) of which to convert the principal amount outstanding into the Conversion Shares at the then effective conversion price and "Note" shall be construed accordingly
"Other Subscription Agreements"	two other subscription agreements all dated 28th June, 2006 for the subscription of the Notes (excluding the Convertible Note) with an aggregate principal amount of HK$50 million entered into between Mei Ah and two other subscribers
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Convertible Note by the Company pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 28th June, 2006 entered into between the Company and Mei Ah in relation to the Subscription, subject to the terms and conditions contained therein
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29th June, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF CONVERTIBLE NOTE OF MEI AH ENTERTAINMENT GROUP LIMITED

On 28th June, 2006, the Company entered into the Subscription Agreement with Mei Ah in relation to the subscription by the Company of a 4% convertible note due 2009 of Mei Ah with a principal amount of HK$50 million.

Upon full conversion of the Convertible Note at the initial Conversion Price, the Company will be interested in a total of 113,636,363 Conversion Shares representing approximately 10.82% of the issued share capital of Mei Ah as enlarged by the full conversion of the Notes.

The Subscription constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, details of the Subscription Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 28th June, 2006 and trading in the Shares will remain suspended pending for the release of an announcement in relation to a possible issuance of convertible note by the Company.

INTRODUCTION

On 28th June, 2006, the Company entered into the Subscription Agreement with Mei Ah in relation to the subscription by the Company of a 4% convertible note due 2009 of Mei Ah with principal amount of HK$50 million. On the same day, Mei Ah entered into the Other Subscription Agreements with other subscribers on terms no more favourable than those offered to the Company under the Subscription Agreement. To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, each of the other subscribers is a third party independent of the Company and its connected persons (as defined in the Listing Rules). The total principal amount of the Notes to be issued by Mei Ah (including the Convertible Note) is HK$100 million.

The principal terms of the Subscription Agreement and the Convertible Note are detailed as follows:

SUBSCRIPTION AGREEMENT

Date: 28th June, 2006

Parties to the Subscription Agreement

(a) The Company as the subscriber to subscribe for the Convertible Note with principal amount of HK$50 million by cash; and

(b) Mei Ah as the issuer of the Convertible Note.

To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, each of Mei Ah and its controlling shareholder is a third party independent of the Company and its connected persons (as defined in the Listing Rules).

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:

(a) the passing by the requisite majority required under the Listing Rules of shareholders or independent shareholders (if required) of Mei Ah in general meeting of all necessary resolutions to ratify Mei Ah's entering into the Subscription Agreement and performance of the transactions contemplated in the Subscription Agreement including the issue of the Convertible Note and the Conversion Shares;

(b) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Mei Ah and the Company both acting reasonably do not object) listing of, and permission to deal in the Conversion Shares;

(c) if required, an increase of authorised share capital of Mei Ah to facilitate the issue of the Conversion Shares and the Bermuda Monetary Authority having approved the issue of the Mei Ah Shares permitted by such increased authorised capital, the issue of the Convertible Note and the Conversion Shares and the transferability of the Notes and the Conversion Shares; and

(d) the representations, warranties and undertakings made by Mei Ah in the Subscription Agreement being true, complete and accurate and not misleading in all material respect when made and shall be true, complete and accurate, and not misleading in all material respect as at Completion.

Completion of the Subscription Agreement and the Other Subscription Agreements shall take place at the same time. Neither the Company nor Mei Ah shall be obliged to proceed to Completion if the Other Subscription Agreements cannot be completed at the same time. Save for condition (d) which is waivable by the Company, all other conditions cannot be waived by the parties to the Subscription Agreement. If any of the conditions have not been fulfilled or waived by the Company on or before the day which falls on the expiry of 120 calendar days immediately following the date of the Subscription Agreement (or such later date as may be agreed by the parties to the Subscription Agreement and the parties to the Other Subscription Agreements in writing), then the Subscription Agreement shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreement shall have any claim against or liability or obligation to other party under the Subscription Agreement, save in respect of any claims arising out of any antecedent breach of the Subscription Agreement.

Completion

Completion is to take place on the third business day after the date upon which the conditions stated in the paragraph headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived (or such other date as the parties to the Subscription Agreement and the parties to the Other Subscription Agreements may agree in writing).

Termination by the Company

The Company may by prior notice to Mei Ah terminate the Subscription Agreement at any time prior to payment for the Convertible Note on the completion date if:

(a) there develops, occurs or comes into effect:

(i) any event, development or change (whether or not local, national or international or forming part of a series of events, developments or changes occurring or continuing before, on and or after the date of the Subscription Agreement), including an event or change in relation to or a development of an existing state of affairs of a political, military, industrial, financial economic, fiscal, regulatory or other nature, whether or not ejusdem generis with any of the foregoing, resulting in a material and adverse change in, or which would be expected to result in a material and adverse change in, political, economic, fiscal, financial, regulatory or stock market conditions in Hong Kong;

(ii) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise;

(iii) any material and adverse change in conditions of local, national or international securities markets;

(iv) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the Mei Ah Group which shall materially and adversely affect the business or the financial or trading position of Mei Ah;

(v) any suspension of dealings in the Mei Ah Shares for a period exceeding ten business days other than due to the clearance of the announcement in relation to the issue of the Notes;

(vi) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of Mei Ah; or

(vii) the instigation of any litigation or claim of material importance by any third party against any member of the Mei Ah Group which would materially and adversely affect the business financial or trading position of Mei Ah,

and which can reasonably be expected, in the opinion of the Company acting reasonably, to have or has had a material adverse effect upon the condition (financial or otherwise) or earnings business affairs or business prospects of Mei Ah; or

(b) there is any breach of any of the representations, warranties and undertakings made by Mei Ah as set out in the Subscription Agreement which has come to the knowledge of the Company or any event which has occurred or any matter which has arisen on or after the date of the Subscription Agreement and prior to Completion which (i) if it had occurred or arisen before the date of the Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue, inaccurate or misleading, or (ii) in the opinion of the Company acting reasonably, materially and adversely affects the financial position or business of Mei Ah; or

(c) there has been a breach of or failure to perform any of Mei Ah's obligations in any material respect under the Subscription Agreement.

In the event that the Company terminates the Subscription Agreement, all obligations of each of the parties under the Subscription Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter arising out of or in connection with the Subscription Agreement except for any antecedent breach.

THE CONVERTIBLE NOTE

Principal terms

Principal amount:	HK$50 million
Conversion Price:	HK$0.44 per Mei Ah Share, subject to adjustments in certain events including, among other things, (a) share consolidation; (b) share sub-division; (c) capitalisation issue; (d) capital distribution; (e) rights issue or grant of options or warrants to subscribe for new Mei Ah Shares at a price which is less than the then market price; (f) issues of other securities, or modification of rights of conversion or exchange or subscription attached for new Mei Ah Shares and the total effective consideration per Mei Ah Share initially receivable for such securities is less than the then market price; (g) issues wholly for cash of any Mei Ah Shares at a price per Mei Ah Share which is less than the then market price; and (h) issues of Mei Ah Shares for acquisition of any asset at a total effective consideration per Mei Ah Share which is less than the then market price.

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

須予披露交易

認購美亞娛樂資訊集團有限公司之可兌換票據

> 於二零零六年六月二十八日，本公司與美亞訂立認購協議，內容有關由本公司認購美亞於二零零九年到期之4厘息可兌換票據，本金額為50,000,000港元。
>
> 在可兌換票據按初步兌換價獲悉數兌換後，本公司將持有合共113,636,363股兌換股份之權益，佔美亞經該等票據獲悉數兌換擴大後之已發行股本約10.82%。
>
> 根據上市規則，認購事項構成本公司一項須予披露之交易。一份載有（其中包括）認購協議詳情之通函，將在實際可行之情況下盡快寄發予股東。
>
> 應本公司之要求，股份已於二零零六年六月二十八日上午九時三十分起暫停於聯交所買賣，股份將一直暫停買賣，直至發表一則有關本公司可能發行可兌換票據之公佈為止。

緒言

於二零零六年六月二十八日，本公司與美亞訂立認購協議，內容有關由本公司認購美亞於二零零九年到期之4厘息可兌換票據，本金額為50,000,000港元。同日，美亞按不遜於提供予本公司之認購協議之條款與其他認購人訂立其他認購協議。董事在作出一切合理查詢後，以彼等所知、所悉及所信，各其他認購人均為獨立於本公司及其關連人士（定義見上市規則）之第三方。美亞將予發行之該等票據（包括可兌換票據）本金總額為100,000,000港元。

認購協議及可兌換票據之主要條款詳述如下：

認購協議

日期：　二零零六年六月二十八日

認購協議之各訂約方

(a) 本公司，作為認購人將以現金方式認購本金額達50,000,000港元之可兌換票據；及

(b) 美亞，作為可兌換票據之發行人。

董事在作出一切合理查詢後，以彼等所知、所悉及所信，美亞及其控股股東均為獨立於本公司及其關連人士（定義見上市規則）之第三方。

認購協議之條件

認購協議須待下列條件達成後，方告完成：

(a) 上市規則規定美亞之股東或獨立股東（倘需要）於股東大會上以必須之大多數通過一切所需決議案，以追認由美亞訂立之認購協議及履行認購協議（包括發行可兌換票據及兌換股份）項下擬進行之交易；

(b) 聯交所上市委員會已批准（不論屬無條件或僅受美亞及本公司在合理情況下不予反對之條件所限）兌換股份上市及買賣；

(c) 如有需要，增加美亞之法定股本以配合發行兌換股份，及百慕達金融管理局已批准發行因增加之法定股本允許之美亞股份、發行可兌換票據及兌換股份，以及該等票據及兌換股份之可轉讓性；及

(d) 美亞於認購協議所作出之聲明、保證及承諾於作出時在任何重大方面均誠屬真實、完整及準確及並無含有誤導成份，並於完成時在各重大方面均屬真實、完整及準確及並無含有誤導成份，猶如與完成時作出者無異。

認購協議及其他認購協議之完成將同時進行，倘其他認購協議不能同時完成，則本公司或美亞將毋須進行完成事宜。除可獲本公司豁免之(d)項條件外，所有其他條件均不可獲認購協議之各訂約方豁免。倘上述任何條件未能於緊隨認購協議日期後滿120個曆日當日或之前（或認購協議之各訂約方與其他認購協議之各訂約方可能以書面協定之較後日期）達成或獲本公司豁免，則認購協議將於其後隨即失效，且不再具有其他約束力，而認購協議之各訂約方概不得根據認購協議向其他訂約方提出任何索償或責任或義務，惟因先前違反認購協議而產生之任何索償除外。

完成

完成將於上文「認購協議之條件」一段所述條件獲達成或（視乎情況而定）獲豁免後第三個營業日（或認購協議之各訂約方與其他認購協議之各訂約方可能以書面協定之其他日期）作實。

由本公司提出終止

本公司可於完成日期當日支付可兌換票據前任何時間內，向美亞發出事先通知終止認購協議倘：

(a) 出現、發生或實行

(i) 任何事件、事態發展或變動（不論是否屬於本地、全國或國際性質，或屬於認購協議日期之前、當日及／或之後發生或持續之連串事件、事態發展或變動之一部分），包括有關政治、軍事、工業、金融、經濟、財政、規管或其他性質之現行事態之事件或變動或發展（不論是否與任何前述者屬同類性質），因而導致香港之政治、經濟、財政、金融、規管或股票市場狀況出現重大及不利變動或預期將會導致該等狀況出現重大及不利變動；

(ii) 基於特殊財政情況或其他原因致令證券於聯交所之買賣全面被施加任何凍結、暫停買賣或重大限制；

(iii) 本地、全國或國際證券市場之狀況出現任何重大及不利變動；

(iv) 引入任何新法例或規例或更改任何現有法例或規例或其於香港任何法院或其他具充分司法權之機關或任何其他司法權區之任何詮釋或應用並與美亞集團有關，而此舉將對美亞之業務或財政或貿易狀況構成重大及不利影響；

(v) 任何暫停買賣美亞股份超過十個營業日之期間，惟因批准與發行該等票據有關之公佈而暫停買賣則除外；

(vi) 涉及香港或其他地區之未來稅項或外匯管制（或實施外匯管制）之變動或發展，而此舉將對美亞之業務、財政或貿易狀況構成重大及不利影響；或

(vii) 任何第三方對美亞集團任何成員公司提出任何重大訴訟或索償，而該等訴訟或索償將對美亞之業務、財政或貿易狀況構成重大及不利影響，

及按本公司合理行事下認為，可合理地預期將對或已對美亞之狀況（財政或其他方面）或盈利、業務事宜或業務前景構成重大及不利影響；或

(b) 本公司得悉出現任何違反認購協議所載由美亞作出之任何聲明、保證及承諾之情況，或於認購協議日期當日或其後但於完成前發生任何事件或出現任何事宜，而該等事件或事宜(i)若於認購協議日期前發生或出現，將令上述任何聲明、保證及承諾失實、不確或含有誤導成分；或(ii)按本公司合理行事下認為對美亞之財政狀況或業務構成重大及不利影響；或

(c) 在任何重大方面違反或未能履行在認購協議項下之任何美亞之責任。

倘本公司終止認購協議，則訂約雙方於認購協議項下之所有責任將會停止和終結，除先前違反協議之情況外，訂約方一概不得就認購協議所產生或與之有關之任何事宜向任何其他訂約方提出任何索償。

可兌換票據

主要條款

本金額：　50,000,000港元

兌換價：　每股美亞股份0.44港元，於若干情況下可予調整，其中包括(a)股份合併；(b)股份分拆；(c)資本化發行；(d)股本分派；(e)供股或授出可按低於當時之市場價格認購美亞新股份之購股權或認股權證；(f)發行其他證券，或更改美亞新股份附有之兌換或交換或認購權利，而就該等證券初步應收之每股美亞股份合計實際代價低於當時之市場價格；(g)以低於當時之市場價格之每股美亞股份價格發行任何美亞股份以全部換取現金；及(h)以每股美亞股份合計實際代價低於當時之市場價格發行美亞股份以收購任何資產。

倘於緊接(i)發行可兌換票據後六個月及(ii)發行可兌換票據後十八個月前30天之10個連續交易日（各稱為「重訂日期」）期間每股美亞股份每日之成交量加權平均價之算術平均數（「重訂參考價」）低於有關重訂日期生效之兌換價（已計算有關重訂日期前可能按上文所述作出之任何調整），則兌換價須自動於重訂日期作出調整，使重訂參考價自有關重訂日期起成為經調整兌換價。然而，經調整兌換價於重訂日期不得減至低於初步兌換價之70%（即每股美亞股份0.308港元）或美亞股份當時面值。

初步兌換價乃本公司與美亞按公平原則磋商並參照美亞股份於其暫停買賣前之現行市場價格後釐訂，並較：

(a) 二零零六年六月十四日（即美亞股份暫停買賣（以待美亞刊發有關發行該等票據之公佈）前之最後交易日）（「最後交易日」）在聯交所所報收市價每股美亞股份0.405港元溢價約8.64%；

(b) 到最後交易日（包括該日）止對上10個交易日之平均收市價每股美亞股份0.42港元溢價約4.76%；及

(c) 於二零零五年九月三十日（即美亞集團最近期未經審核綜合財務報表之結算日）美亞股東應佔其未經審核綜合資產淨值約230,225,000港元及於二零零五年九月三十日已發行股本771,000,000股美亞股份計算之美亞股東應佔未經審核綜合資產淨值每股美亞股份約0.30港元溢價約46.67%。

息率：　年息率為可兌換票據不時尚未兌換本金額之4%，須每半年支付一次。

到期日：　完成起計第三個週年日前之該日。

贖回：　除之前已根據可兌換票據條款兌換、贖回或購買者外，美亞將於到期日按贖回金額（為當時尚未兌換之可兌換票據本金額之106%），連同累計未付之利息贖回可兌換票據。

可兌換票據之到期收益率為每年約5.9%。

提早贖回：　於到期日前，美亞或其任何附屬公司可按美亞或該等附屬公司與本公司按公平原則磋商後協定之任何價格購買可兌換票據。

本公司回售權：　倘(a)任何人士或任何共同行事之人士（美亞主席李國興先生、一家由李國興先生實益控制的公司Kuo Hsing Holdings Limited及/或與彼等任何一方一致行動之人士除外）取得美亞之控制權；或(b)美亞將其全部或大部分資產綜合、合併、出售或轉讓予任何取得美亞或其後繼實體之其他人士（李國興先生、Kuo Hsing Holdings Limited及／或彼等任何一方一致行動人士除外），則本公司有權要求美亞根據可兌換票據之條款以贖回金額贖回可兌換票據全部（但非部分）尚未兌換本金額，連同累計未付利息。

上述贖回金額為當時尚未償還可兌換票據本金額之：

(a) 110%，倘於自發行可兌換票據當日起至發行可兌換票據之首個週年日止期間內發出贖回通告，或

(b) 108%，倘於自發行可兌換票據日期之首個週年日起至第二個週年日止期間內發出贖回通告，或

(c) 106%，倘於自發行可兌換票據日期之第二個週年日起至第三個週年日止期間內發出贖回通告，

另加累計未支付之利息。

倘發生若干可兌換票據所載之違約事件，則本公司亦可能會要求美亞贖回全部當時尚未償還可兌換票據之本金額另加累計利息。

可轉讓性：　可兌換票據可自由轉讓，惟在未取得美亞事先書面同意前，不得轉售或轉讓予美亞之關連人士（定義見上市規則）。

兌換期：　可兌換票據持有人將有權於可兌換票據發行當日後第7日（不包括該日）起計直至到期日前7日（包括該日）內按當時之兌換價將可兌換票據全部或任何部份（為100,000港元或其倍數）尚未兌換之本金額兌換為美亞股份。

兌換股份：　按本公佈日期（及假設該等票據之其他兩位認購人並無行使兌換權）已發行美亞股份823,000,000股計算，待可兌換票據全數本金額50,000,000港元按美亞股份初步兌換價每股0.44港元獲悉數兌換後，將發行合共113,636,363股兌換股份，而經該兌換擴大後將予發行之美亞股份合共為936,636,363股。因此，本公司將擁有美亞經擴大後已發行股本約12.13%權益。

假設該等票據之其他兩位認購人並無行使兌換權，待可兌換票據全數本金額50,000,000港元按美亞股份最低可能重訂兌換價每股0.308港元獲悉數兌換後，美亞將發行162,337,662股兌換股份，而經該兌換擴大後將予發行之美亞股份合共為985,337,662股，本公司將隨後擁有美亞經擴大後已發行股本約16.48%權益。

兌換時不會發行零碎之美亞股份，並不會就有關兌換股份向本公司退還任何金額。

投票權：　本公司僅以其可兌換票據持有人之身份，一概無權接收美亞任何股東大會之通告，亦無權出席股東大會或於會上投票。

上市：　可兌換票據將不會在聯交所或任何其他證券交易所申請上市。美亞將申請因行使該等票據附隨之兌換權而須予發行之兌換股份上市及買賣。

地位：　美亞根據該等票據所產生之責任須於任何時間享有同等權利，亦與美亞目前及日後所有其他無抵押及非後償責任享有同等地位。

兌換股份在發行時須與兌換當日美亞所有其他已發行股本在各方面享有同等地位，其中包括所有股息或其他分派之權利。

美亞之股權架構

下文載述美亞日期為二零零六年六月二十九日之公佈（「美亞公佈」）所披露美亞之股權架構以及悉數兌換該等票據之影響（假定(a)美亞之股權架構於美亞公佈刊發日期至兌換該等票據期間內概無發生任何變動；及(b)以(i)美亞股份初步兌換價每股0.44港元；及(ii)美亞股份最低重訂兌換價每股0.308港元兌換該等票據）：

	於美亞公佈日期		該等票據按每股美亞股份0.44港元獲悉數兌換後		該等票據按每股美亞股份0.308港元獲悉數兌換後	
	美亞股份數目	%	美亞股份數目	%	美亞股份數目	%
李國興，美亞主席	27,893,500	3.39	27,893,500	2.66	27,893,500	2.43
李雪鶯，李國興之配偶	37,968,750	4.61	37,968,750	3.62	37,968,750	3.31
Kuo Hsing Holdings Limited，一家由李國興全資擁有之公司	413,747,510	50.27	413,747,510	39.39	413,747,510	36.05
唐慶枝，美亞董事	3,375,000	0.41	3,375,000	0.32	3,375,000	0.30
周其良，美亞董事	7,209,000	0.88	7,209,000	0.69	7,209,000	0.63
陳銘鏐，美亞董事	2,025,000	0.25	2,025,000	0.19	2,025,000	0.18
美亞公眾股東	330,781,240	40.19	330,781,240	31.49	330,781,240	28.82
本公司	-	-	113,636,363	10.82	162,337,662	14.14
該等票據之其他持有人	-	-	113,636,363	10.82	162,337,661	14.14
總計	823,000,000	100.00	1,050,272,726	100.00	1,147,675,323	100.00

於本公佈日期，本公司並未決定是否行使可兌換票據所附之兌換權，或行使之時間或程度。

有關美亞之資料

誠如美亞公佈所載述，美亞集團主要透過其聯營公司從事發行電影及節目、電影放映、電影版權授出及轉授、電視業務及加工影音產品。

根據美亞截至二零零五年三月三十一日止年度之年報，美亞集團截至二零零四年及二零零五年三月三十一日止兩個年度錄得之經審核綜合營業額分別約175,200,000港元及147,300,000港元。美亞集團截至二零零五年三月三十一日止年度經審核除稅前及除稅後之綜合虧損以及少數股東權益分別約28,900,000港元及29,100,000港元。美亞集團截至二零零四年三月三十一日止年度經審核除稅前及除稅後之綜合溢損以及少數股東權益分別約4,700,000港元及5,600,000港元。誠如美亞中期報告所述，美亞集團截至二零零四年及二零零五年九月三十日止六個月期間錄得未經審核綜合營業額分別約71,100,000港元及79,000,000港元。美亞集團截至二零零五年九月三十日止六個月未經審核除稅前及除稅後之綜合溢利以及少數股東權益分別約10,200,000港元及10,100,000港元。於二零零五年九月三十日，美亞股東應佔其未經審核綜合資產淨值約為230,200,000港元。

進行認購事項之理由

本集團主要從事證券買賣、物業投資及買賣以及其他策略性投資，包括於在聯交所上市之聯營公司及由在聯交所上市之公司所發行長期可兌換票據之投資。本公司本身為一家投資控股公司。

隨着於二零零六年四月二十八日完成出售電腦相關產品及消費者電子產品貿易，以及數碼存儲媒體之製造、分銷及推廣之業務後，本集團一直專著於證券買賣、物業投資及買賣以及其他策略性投資。本集團持續尋求潛在投資機遇，以增強本集團之收益基礎。根據美亞集團於截至二零零五年九月三十日止六個月已改善之財務業績以及誠如美亞公佈所載從發行該等票據所得款項之擬定用途為收購電影版權及開發新媒體項目，董事對美亞之業務前景持樂觀態度。可兌換票據為本集團帶來穩定之投資回報。倘董事認為適宜，則可兌換票據隨附之兌換權令本集團可靈活購入美亞之股本權益，並為本集團帶來享有美亞股份價值中任何潛在資本增值之機會。基於以上所述，董事認為，認購事項乃符合本公司及其股東之整體利益，且認購協議之條款對股東而言均屬公平合理。

認購事項之財務影響

目前，本集團擬透過其內部資源為認購事項提供資金。認購事項預期將不會對本集團之資產淨值狀況產生重大影響。從可兌換票據中將予產生之利息收入將會提升本集團之收益及收入基礎。

一般資料

根據上市規則，認購事項構成本公司一項須予披露交易。一份載有（其中包括）認購協議詳情之通函將在實際可行之情況下盡快寄發予股東。

應本公司之要求，股份已於二零零六年六月二十八日上午九時三十分起暫停於聯交所買賣，股份將一直暫停買賣，直至發表一則有關本公司可能發行可兌換票據之公佈為止。

釋義

於本公佈內，下列詞彙具有下列涵義：

「董事會」	指	本公司董事會
「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	認購協議之完成
「兌換價」	指	每股美亞股份之初步兌換價0.44港元（可根據可兌換票據之條款予以調整）
「可兌換票據」	指	由本公司根據認購協議將予認購本金額達50,000,000港元之票據
「兌換股份」	指	美亞因行使該等票據（包括可兌換票據）隨附之兌換權而以當時有效之兌換價將予發行之美亞新股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「到期日」	指	自完成日期起計第三個週年日前之該日，或倘該日並非為營業日，則為其後之首個營業日
「美亞」	指	美亞娛樂資訊集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「美亞集團」	指	美亞及其附屬公司
「美亞股份」	指	美亞股本中每股面值0.1港元之已繳足普通股
「該等票據」	指	美亞建議將予發行本金總額為100,000,000港元之4厘息可兌換票據（包括可兌換票據），賦予票據持有人有權以當時有效之兌換價將尚未償還之本金額兌換成兌換股份，而「票據」將以此來詮釋
「其他認購協議」	指	美亞與兩位其他認購人就認購本金總額達50,000,000港元之該等票據（不包括可兌換票據）而全部於二零零六年六月二十八日訂立之兩份其他認購協議
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	本公司根據認購協議認購可兌換票據
「認購協議」	指	本公司與美亞就有關認購事項而於二零零六年六月二十八日根據該協議所載之條款及條件訂立之有條件認購協議
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

於本公佈日期，董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
夏天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年六月二十九日

* 僅供識別

If the arithmetic average of the volume weighted average price (the "Reset Reference Price") per Mei Ah Share for each day during the period of 10 consecutive trading days immediately prior to 30 days before (i) six months after the date of issue of the Convertible Note and (ii) eighteen months after the date of issue of the Convertible Note (each a "Reset Date") is less than the Conversion Price in effect on the relevant Reset Date (taking into account any adjustments as described above which may have occurred prior to the relevant Reset Date), the Conversion Price shall automatically be adjusted on the Reset Date so that the Reset Reference Price will become the adjusted Conversion Price with effect from the relevant Reset Date. Nevertheless, the adjusted Conversion Price shall not be reduced on the Reset Date to an amount below 70% of the initial Conversion Price (being HK$0.308 per Mei Ah Share) or the then par value of the Mei Ah Shares.

The initial Conversion Price is determined after arm's length negotiations between the Company and Mei Ah with reference to the prevailing market price of the Mei Ah Shares prior to the suspension of trading in the Mei Ah Shares and represents:

(a) a premium of approximately 8.64% over the closing price of HK$0.405 per Mei Ah Share as quoted on the Stock Exchange on 14th June, 2006, being the last trading day (the "Last Trading Day") prior to the suspension of trading in the Mei Ah Shares pending the release by Mei Ah of the announcement in relation to the issue of the Notes;

(b) a premium of approximately 4.76% over the average closing price of HK$0.42 per Mei Ah Share for the last 10 trading days up to and including the Last Trading Day; and

(c) a premium of approximately 46.67% over the unaudited consolidated net asset value of Mei Ah attributable to its shareholders of approximately HK$0.30 per Mei Ah Share based on the unaudited consolidated net asset value of Mei Ah attributable to its shareholders of approximately HK$230,225,000 as at 30th September, 2005, being the date to which the latest unaudited consolidated financial statements of the Mei Ah Group were made up, and the issued share capital of 771,000,000 Mei Ah Shares as at 30th September, 2005.

Interest rate: 4% per annum on the principal amount of the Convertible Note outstanding from time to time, payable semi-annually.

Maturity date: The day before the third anniversary date from Completion.

Redemption: Unless previously converted, redeemed or purchased in accordance with the terms of the Convertible Note, Mei Ah will redeem the Convertible Note on the Maturity Date at the redemption amount which is 106% of the principal amount of the Convertible Note then outstanding together with accrued but unpaid interest.

The yield to maturity of the Convertible Note is approximately 5.9% per annum.

Early redemption: Before the Maturity Date, Mei Ah or any of its subsidiaries may purchase the Convertible Note at any price as agreed based on arm's length negotiation between Mei Ah or such subsidiaries and the Company.

Put right of the Company: The Company shall have the right to require Mei Ah to redeem all (but not part only) of the outstanding principal amount of the Convertible Note at the redemption amount pursuant to its terms together with accrued but unpaid interest when (a) any person or persons, acting together (other than Mr. Li Kuo Hsing (the director of Mei Ah), Kuo Hsing Holdings Limited (a company beneficially controlled by Mr. Li Kuo Hsing) and/or parties acting in concert with any of them) acquires control of Mei Ah; or (b) Mei Ah consolidates with or merges into or sells or transfers all or substantially all of its assets to another person or persons (other than Mr. Li Kuo Hsing, Kuo Hsing Holdings Limited and/or parties acting in concert with any of them) acquiring control over Mei Ah or the successor entity.

The aforesaid redemption amount is:

(a) 110%, if the notice for redemption is given during the period from the date of the issue of the Convertible Note to its first anniversary date, or

(b) 108%, if the notice for redemption is given during the period from the first anniversary date to the second anniversary of the issue date of the Convertible Note, or

(c) 106%, if the notice for redemption is given during the period from the second anniversary date to the third anniversary of the issue date of the Convertible Note,

of the principal amount of the Convertible Note then outstanding plus accrued but unpaid interest.

In the event of the occurrence of certain events of default specified in the Convertible Note, the Company may also require Mei Ah to redeem at 100% of the principal amount of the Convertible Note then outstanding plus interest accrued.

Transferability: The Convertible Note is freely transferable but may not be assigned or transferred to a connected person (as defined in the Listing Rules) of Mei Ah without the prior written consent of Mei Ah.

Conversion period: Holder(s) of the Convertible Note shall have the right to convert, commencing on and excluding the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount of HK$100,000 or integral multiples thereof) of the outstanding principal amount of the Convertible Note into Mei Ah Shares at the then prevailing Conversion Price.

Conversion Shares: On the basis of the 823,000,000 Mei Ah Shares in issue as at the date of this announcement and assuming the other two subscribers of the Notes not exercising the conversion rights, upon full conversion of the entire principal amount of the Convertible Note of HK$50 million into the Conversion Shares at the initial Conversion Price of HK$0.44 per Mei Ah Share, a total of 113,636,363 Conversion Shares will be issued and an aggregate of 936,636,363 Mei Ah Shares will be in issue as enlarged by such conversion. Accordingly, the Company will be interested in approximately 12.13% of the enlarged issued share capital of Mei Ah.

Assuming the other two subscribers of the Notes not exercising the conversion rights, upon full conversion of the entire principal amount of the Convertible Note of HK$50 million into the Conversion Shares at the lowest possible reset Conversion Price of HK$0.308 per Mei Ah Share, 162,337,662 Conversion Shares will be issued by Mei Ah and an aggregate of 985,337,662 Mei Ah Shares will be in issue as enlarged by such conversion. The Company will then be interested in approximately 16.48% of the enlarged issued share capital of Mei Ah.

Fractions of the Mei Ah Shares will not be issued on conversion and no amount in lieu thereof shall be refunded to the Company.

Voting: The Company will not be entitled to receive notice of, attend or vote at any meeting of Mei Ah by reason only of it being the holder of the Convertible Note.

Listing: No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange. An application will be made by Mei Ah for the listing of, and permission to deal in the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Notes.

Ranking: The obligations of Mei Ah arising under the Notes shall at all times rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of Mei Ah.

The Conversion Shares shall, when issued, rank pari passu in all respects with all other issued share capital of Mei Ah on the date of conversion including the right to all dividends or other distributions.

SHAREHOLDING STRUCTURE OF MEI AH

Set out below is the shareholding structure of Mei Ah as disclosed in the announcement of Mei Ah dated 29th June, 2006 (the "Mei Ah Announcement") and the effect of full conversion of the Notes, assuming (a) no change in the shareholding structure of Mei Ah during the period between the date of the Mei Ah Announcement and the conversion of the Notes; and (b) the conversion of the Notes at (i) the initial Conversion Price of HK$0.44 per Mei Ah Share; and (ii) the lowest reset Conversion Price of HK$0.308 per Mei Ah Share:

	As at the date of the Mei Ah Announcement		Upon full conversion of the Notes at HK$0.44 per Mei Ah Share		Upon full conversion of the Notes at HK$0.308 per Mei Ah Share	
	Number of Mei Ah Shares	%	*Number of Mei Ah Shares*	%	*Number of Mei Ah Shares*	%
Li Kuo Hsing, chairman of Mei Ah	27,893,500	3.39	27,893,500	2.66	27,893,500	2.43
Li Pik Lin, spouse of Li Kuo Hsing	37,968,750	4.61	37,968,750	3.62	37,968,750	3.31
Kuo Hsing Holdings Limited, a company wholly-owned by Li Kuo Hsing	413,747,510	50.27	413,747,510	39.39	413,747,510	36.05
Tong Hing Chi, a director of Mei Ah	3,375,000	0.41	3,375,000	0.32	3,375,000	0.30
Chau Kei Leung, a director of Mei Ah	7,209,000	0.88	7,209,000	0.69	7,209,000	0.63
Chan Ngan Piu, a director of Mei Ah	2,025,000	0.25	2,025,000	0.19	2,025,000	0.18
Public shareholders of Mei Ah	330,781,240	40.19	330,781,240	31.49	330,781,240	28.82
The Company	-	-	113,636,363	10.82	162,337,662	14.14
Other holders of the Notes	-	-	113,636,363	10.82	162,337,661	14.14
Total	823,000,000	100.00	1,050,272,726	100.00	1,147,675,323	100.00

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by the Company.

INFORMATION ON MEI AH

As set out in the Mei Ah Announcement, the Mei Ah Group is principally engaged in distribution of films and programmes, film exhibition, film rights licensing and sub-licensing, television operations and processing of audio visual products through its associated companies.

According to the annual report of Mei Ah for the year ended 31st March, 2005, the Mei Ah Group recorded an audited consolidated turnover of approximately HK$175.2 million and HK$147.3 million for each of the two years ended 31st March, 2004 and 2005 respectively. The audited consolidated loss before and after taxation and minority interests of the Mei Ah Group for the year ended 31st March, 2005 were approximately HK$28.9 million and HK$29.1 million respectively. The audited consolidated loss before and after taxation and minority interests of the Mei Ah Group for the year ended 31st March, 2004 were approximately HK$4.7 million and HK$5.6 million respectively. As stated in the interim report of Mei Ah, the Mei Ah Group recorded an unaudited consolidated turnover of approximately HK$71.1 million and HK$79.0 million for the six months period ended 30th September, 2004 and 2005 respectively. The unaudited consolidated profit before and after taxation and minority interests of the Mei Ah Group for the six months ended 30th September, 2005 were approximately HK$10.2 million and HK$10.1 million respectively. The unaudited consolidated net asset value of Mei Ah attributable to its shareholders was approximately HK$230.2 million as at 30th September, 2005.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the trading of securities, property investment and trading and other strategic investments including investments in associated companies which are listed on the Stock Exchange and long-term convertible notes issued by companies listed on the Stock Exchange. The Company itself is an investment holding company.

Following completion of the disposal of the business of trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media on 28th April, 2006, the Group has been concentrating on the trading of securities, property investment and trading and other strategic investments and the Group continues to explore potential investments to enhance the revenue base of the Group. In light of the improved financial results of the Mei Ah Group for the six months ended 30th September, 2005 and the intended use of the proceeds from the issue of the Notes for acquisition of film titles and development of new media project as set out in the Mei Ah Announcement, the Directors are optimistic about the business prospects of Mei Ah. The Convertible Note provides the Group with a stable return on investment. The conversion rights attached to the Convertible Note give the Group flexibility to acquire an equity interests in Mei Ah should the Directors consider it appropriate and an opportunity to enjoy any potential capital gain in the value of the Mei Ah Shares. Based on the above, the Directors consider that the Subscription is in the interests of the Company and the Shareholders as a whole and the terms of the Subscription Agreement to be fair and reasonable as far as the Shareholders are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

At present, the Group intends to fund the Subscription by its internal resources. It is expected that the Subscription would not have material impact on the net asset position of the Group. The interest income to be generated from the Convertible Note will enhance the revenue and income base of the Group.